APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TSALAGI TEAS
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

TSALAGI TEAS LLC
Balance Sheet - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-

Opening Retained Earnings			-
Dividends Paid/Owner's Draw			-
Net Income (Loss)			-
Total Equity			-
TOTAL LIABILITIES & EQUITY		$	-
Balance Sheet Check			-

I, Tiffany West, certify that:

1. The financial statements of Tsalagi Teas LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Tsalagi Teas LLC has not been included in this Form as Tsalagi Teas LLC was formed on 09/22/2021 and has not filed a tax return to date.

Signature   _Tiffany West_

Name: Tiffany West

Title: Owner